

NOTICE OF
ANNUAL MEETING
AND PROXY STATEMENT
NOVEMBER 15, 2006



LaBarge, Inc.
Notice of Annual Meeting of Stockholders
NOVEMBER 15, 2006

To the Stockholders:

The Annual Meeting of Stockholders of LaBarge, Inc. (the "Company") will be held at the Charles F. Knight Executive Education Center, Washington University in St. Louis, One Brookings Drive, St. Louis, Missouri, on November 15, 2006, at 4 p.m. St. Louis time. Stockholders who do not attend the Annual Meeting in person, are invited to listen to the webcast of the meeting, which will be accessible through *www.labarge.com* on the Internet.

At the Annual Meeting, Common Stockholders will be asked:

1. To elect two Class B Directors for a term ending in 2009;
2. To consider and act upon the ratification of the selection of KPMG LLP as the independent registered public accounting firm for fiscal 2007; and
3. To transact such other business as may properly come before the meeting.

Only Stockholders whose names appear of record at the Company's close of business on September 22, 2006 are entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof.

WE ENCOURAGE YOU TO VOTE VIA INTERNET OR TELEPHONE, OR YOU MAY MAIL YOUR PROXY.

If you receive more than one proxy card because you own shares registered in different names or at different addresses, please vote each proxy as soon as possible by following the instructions on the proxy card regarding voting by Internet, telephone or mail.

By Order of the Board of Directors,



Donald H. Nonnenkamp
Vice President, Chief Financial Officer and Secretary

October 16, 2006

ALL STOCKHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU INTEND TO BE PRESENT, PLEASE VOTE YOUR PROXY. STOCKHOLDERS CAN HELP THE COMPANY AVOID UNNECESSARY EXPENSE AND DELAY BY PROMPTLY VOTING THE ENCLOSED PROXY CARD. THE PRESENCE, IN PERSON OR BY PROPERLY SUBMITTED PROXY, OF A MAJORITY OF THE COMMON STOCK OUTSTANDING ON THE RECORD DATE IS NECESSARY TO CONSTITUTE A QUORUM AT THE ANNUAL MEETING.

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124

PROXY STATEMENT
Annual Meeting of Stockholders
to be held on November 15, 2006

This Proxy Statement is being furnished to the Common Stockholders of LaBarge, Inc. (the "Company") on or about October 13, 2006, in connection with the solicitation of proxies on behalf of the Board of Directors of the Company, for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on November 15, 2006 at the time, place and for the purposes set forth in the accompanying Notice of Annual Meeting, and at any adjournment or postponement of that meeting.

Holders of shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company at its close of business on September 22, 2006 (the "Record Date") will be entitled to receive notice of and vote at the Annual Meeting. On the Record Date, 15,251,717 shares of Common Stock were outstanding. Holders of Common Stock are entitled to one vote for each share of Common Stock held of record on the Record Date on each matter that may properly come before the Annual Meeting.

A plurality of votes of Common Stockholders cast at the Annual Meeting is required for the election of each Director. Abstentions and broker nonvotes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Under applicable Delaware law, an abstention or broker nonvote will have no effect on the outcome of the election of directors.

Management of the Company (the "Management"), together with members of the Board of Directors of the Company, in the aggregate directly or indirectly controlled approximately 30.0% of the Common Stock outstanding on the Record Date.

Stockholders of record on the Record Date are entitled to cast their votes in person or by properly submitted proxy at the Annual Meeting. Stockholders wishing to vote their shares by proxy may do so either (i) by completing, signing, dating and returning the enclosed proxy card in the enclosed envelope, or (ii) by Internet or telephone. Instructions for voting by Internet or telephone are contained on the proxy card. The presence, in person or by properly submitted proxy, of a majority of the Common Stock outstanding on the Record Date is necessary to constitute a quorum at the Annual Meeting. If a quorum is not present at the time the Annual Meeting is convened, the Company may adjourn or postpone the Annual Meeting.

All Common Stock represented at the Annual Meeting by properly submitted proxies received prior to or at the Annual Meeting and not properly revoked will be voted at the Annual Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR election of the Board's nominees as directors, and, at the discretion of the named proxies, on any other matters that may properly come before the Annual Meeting. The Board of Directors of the Company does not know of any matters other than the matters described in the Notice of Annual Meeting attached to this Proxy Statement that will come before the Annual Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, at or before the Annual Meeting, a written notice of revocation bearing a date later than the date of the proxy, (ii) submitting a new proxy with a later date, including a proxy given via the Internet or by telephone, or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice revoking a proxy should be sent to: Corporate Secretary, LaBarge, Inc., 9900 Clayton Road, St. Louis, Missouri 63124.

The proxies are solicited by the Board of Directors of the Company. In addition to the use of the Internet, telephone and mail, proxies may be solicited personally or by facsimile transmission by directors, officers or regular employees of the Company. The cost of solicitation of proxies will be borne by the Company.

A copy of the Company's Annual Report for the fiscal year ended July 2, 2006 is being mailed to each Stockholder along with this Proxy Statement.

The date of this Proxy Statement is October 16, 2006.

PROPOSAL 1: ELECTION OF DIRECTORS

The Board of Directors of the Company is divided into three classes designated Class A, Class B and Class C. Each Director is elected for a three-year term and the term of each Class expires in a different year. Under the Company's bylaws, the Board of Directors has the authority to fix the number of Directors. The number of Directors currently is fixed at seven.

The Board of Directors has nominated for election two Class B Directors: Messrs. John G. Helmkamp, Jr. and Lawrence J. LeGrand. Both of the nominees are currently serving as a Director of the Company and have consented to continue to serve as a Director if elected. Unless proxy cards are marked to withhold authority to vote for any Director nominee, all properly executed proxies will be voted FOR election of each of the Director nominees.

The following biographical information is furnished with respect to each nominee and each current Director whose term continues after the Annual Meeting.

	Term Expiration Date	Age	Director Since	Positions(s) with the Company
CLASS B DIRECTOR NOMINEES				
John G. Helmkamp, Jr.	2009	59	1998	Director
Lawrence J. LeGrand	2009	55	1998	Director
CONTINUING CLASS C DIRECTORS				
Robert H. Chapman	2007	61	1998	Director
Robert G. Clark	2007	47	2001	Director
CONTINUING CLASS A DIRECTORS				
Thomas A. Corcoran	2008	62	2005	Director
Craig E. LaBarge	2008	55	1981	Chief Executive Officer, President and Director
Jack E. Thomas, Jr.	2008	54	1997	Director

Mr. Helmkamp has been a Director since 1998 and serves as a member of the Audit Committee of the Board of Directors. He retired from the positions of Chairman of the Board and Chief Executive Officer of Illinois State Bank and Trust in 1996 where he served in those capacities for more than five years.

Mr. LeGrand became a Director in 1998 and serves as Chairman of the Audit Committee of the Board of Directors. He has been Executive Vice President of Plancorp, Inc. since 2001. He served as Executive Vice President of LMI Aerospace from 1998 to 2001. Prior to that time, Mr. LeGrand was a partner of KPMG LLP for more than 20 years.

Mr. Chapman became a Director in 1998 and serves as a member of the Audit Committee of the Board of Directors. Since 1975, he has served as Chairman of the Board and Chief Executive Officer of Barry-Wehmiller Companies, Inc., a leading provider of packaging automation equipment, and serves as a Director of Midwest Bank Centre, Inc.

Mr. Clark became a Director in 2001 and serves as a member of the Human Resources Committee and the Nominating Committee of the Board of Directors. Since 1984, he has served as Chairman of the Board and Chief Executive Officer of Clayco, Inc., a design/build construction, real estate and architectural firm doing business in the United States and Canada.

Mr. Corcoran became a Director in June 2005 and serves as a member of the Human Resources Committee and the Nominating Committee of the Board of Directors. Mr. Corcoran is currently President of Corcoran Enterprises, LLC, a private management consulting firm, and serves as senior advisor to The Carlyle Group, a Washington D.C.—based private equity firm. Prior to joining The Carlyle Group as senior advisor, Mr. Corcoran served as President and Chief Executive Officer for Gemini Air Cargo, Inc. and Allegheny Teledyne Inc. He previously spent 32 years at Lockheed Martin Corporation and its predecessor companies where he held various senior management positions, including President and Chief Operating Officer for the corporation's Space and Strategic Missiles, and Electronics Systems sectors.

Mr. LaBarge has been a Director since 1981. He assumed the positions of Chief Executive Officer and President in 1991. Prior to that time, he was Vice President-Marketing of the Electronics Division of the Company

(1975 to 1979), President of the Electronics Division of the Company (1979 to 1986), Vice President of the Company (1981 to 1986) and President and Chief Operating Officer of the Company (1986 to 1991). Mr. LaBarge is Chairman of the Audit Committee of TALX Corporation and is a Director of U.S. Bank, N.A., both of St. Louis.

Mr. Thomas became a Director in 1997 and serves as Chairman of the Human Resources Committee and the Nominating Committee of the Board of Directors. Since 1982, he has been President, Chief Executive Officer and Chairman of the Board of Coin Acceptors, Inc., a world leader in the design and manufacture of coin mechanisms, bill validators, control systems and vending machines. Mr. Thomas serves on the Board of Directors of U.S. Bank, N.A. in St. Louis, is Chairman and Chief Executive Officer of Royal Vendors, Inc. and is also Chairman and Chief Executive Officer of Money Controls, Ltd.

MEETINGS OF THE BOARD OF DIRECTORS AND FEES

The Board of Directors of the Company held four meetings in fiscal 2006. Each Director attended at least 75% of the meetings of the Board and its Committees on which he served in fiscal 2006. Members of the Board of Directors who are not employees of the Company receive $1,500 for each Board meeting attended; $1,000 for each Audit Committee meeting attended; $750 for each Human Resources Committee and Nominating Committee meeting attended; and $500 for attendance at the Company's Annual Meeting. All Directors receive a quarterly retainer of $2,500 with Committee Chairs receiving an additional $1,000.

COMMITTEES

The Board of Directors has standing Audit, Human Resources and Nominating Committees. The Audit Committee is composed of Messrs. Chapman, Helmkamp and LeGrand (Chairman). The Human Resources Committee is composed of Messrs. Clark, Corcoran and Thomas (Chairman). The Nominating Committee is composed of Messrs. Clark, Corcoran and Thomas (Chairman).

Audit Committee

The Audit Committee, which met five times in fiscal 2006, oversees accounting and internal control matters, and appoints the independent auditors to audit the Company's financial statements. The Committee's report on its activities for fiscal 2006 is on pages 12 and 13. Fees paid to the independent auditors in fiscal 2006 are provided on page 11. The Committee's charter is available on the Company's Web site at *www.labarge.com*.

The Committee is composed entirely of Directors whom the Board has determined are "independent" as defined by relevant rules of the Securities and Exchange Commission ("SEC") and the American Stock Exchange.

Human Resources Committee

The Human Resources Committee, which met one time in fiscal 2006, serves as the Board's Compensation Committee. The committee oversees compensation for the Company's Chief Executive Officer and other senior executives. The Committee's report on executive compensation appears on page 8. The Committee's charter is available on the Company's Web site at *www.labarge.com*.

The Committee is composed entirely of Directors whom the Board has determined are "independent" as defined by relevant rules of the SEC and the American Stock Exchange.

Nominating Committee

The Nominating Committee, which did not meet in fiscal 2006, is responsible for nominating qualified individuals for membership on the Company's Board of Directors. The charter of the Nominating Committee is available on the Company's Web site at *www.labarge.com*.

The Committee is composed entirely of Directors whom the Board has determined are "independent" as defined by relevant rules of the SEC and the American Stock Exchange.

It is the Company's policy that Directors are expected to attend the Annual Meeting of Stockholders and, on November 16, 2005, the following Directors were in attendance: Thomas A. Corcoran; John G. Helmkamp, Jr., Craig E. LaBarge, Lawrence J. LeGrand and Jack E. Thomas, Jr.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE
"FOR" ELECTION OF ITS NOMINEES FOR DIRECTOR.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may communicate with any and all members of the Company's Board of Directors by transmitting correspondence by mail addressed to one or more Directors by name (or to the Chief Executive Officer for a communication addressed to the entire Board of Directors) at the following address and fax number: Name of the Director(s), c/o Corporate Secretary, LaBarge, Inc., 9900 Clayton Road, St. Louis, Missouri 63124, fax number: 314-812-9438. Communications from the Company's Stockholders to one or more Directors will be monitored by the Company's Corporate Secretary and the Chief Executive Officer, who will bring any significant issues to the attention of the appropriate Board members.

DIRECTOR NOMINATIONS

Director candidates are nominated by the Nominating Committee. The Nominating Committee investigates and assesses the background and skills of potential candidates for Director. The Committee seeks to create a Board that will bring a broad range of experience, knowledge and judgment to the Company. The Committee does not have specific minimum qualifications that must be met by a candidate for election to the Board of Directors in order to be considered for nomination by the Committee. When the Committee reviews a potential new candidate, the Committee looks specifically at the candidate's qualifications in light of the needs of the Board and the Company at that time given the current mix of Director attributes.

Upon identifying a candidate for serious consideration, one or more members of the Nominating Committee initially interview the candidate. If a candidate merits further consideration, all other Committee members (individually or as a group) interview the candidate and the candidate meets the Company's executive officers and ultimately meets many of the other Directors. The Nominating Committee elicits feedback from all persons who met the candidate and then determines whether or not to nominate the candidate. The process is the same whether the candidate is recommended by a Stockholder, another Director, management or otherwise. The Company does not pay a fee to any third party for the identification or evaluation of candidates.

Stockholders who wish to recommend Director candidates for the next Annual Meeting of Stockholders should notify the Nominating Committee no later than March 15th of each year. Submissions are to be addressed to the Nominating Committee, c/o Corporate Secretary, LaBarge, Inc., 9900 Clayton Road, St. Louis, Missouri 63124, which submissions will then be forwarded to the Committee. The Nominating Committee would then evaluate the possible nominee using the criteria established by it and would consider such person in comparison to all other candidates. The Nominating Committee is not obligated to nominate any such individual for election. No Stockholder nominations have been received by the Company for this year's Annual Meeting. Accordingly, no rejections or refusals of such candidates have been made by the Company.

The following table sets forth certain information, as of September 22 2006, with respect to the executive officers of the Company.

Name	Age	Position(s) with the Company
Craig E. LaBarge …….….….….….….……..	55	Chief Executive Officer, President and Director
Randy L. Buschling …….….….….….….……	46	Vice President and Chief Operating Officer
Donald H. Nonnenkamp …….….….……	54	Vice President, Chief Financial Officer and Secretary
John R. Parmley …….….….….….….….……	52	Vice President - Sales and Marketing
Vernon R. Anderson …….….….…..………	59	Vice President - Operations
Teresa K. Huber …….….….…..….…….	43	Vice President - Operations

Mr. LaBarge — For biographical information, see "Proposal 1: Election of Directors" on page 3.

Mr. Buschling joined the Company in 1998. He is currently Vice President and Chief Operating Officer of the Company. He served as Senior Vice President of the Company's Manufacturing Services Group from 1999 to 2002 and as Vice President-Aerospace and Defense Business Unit from 1998 to 1999. Prior to joining the Company, Mr. Buschling was General Manager of Watlow Electric Manufacturing Company's Systems Division for more than five years.

Mr. Nonnenkamp joined the Company in 1999 and currently serves as Vice President, Chief Financial Officer and Secretary. Previously, he was Vice President and Treasurer for Esco Technologies, Inc. from 1993 to 1999. Prior to joining Esco, Mr. Nonnenkamp served as Vice President and Chief Financial Officer for Clark Oil and Refining Corporation.

Mr. Parmley joined the Company in 1997 and became Vice President-Sales and Marketing for the Manufacturing Services Group in 1999. He was Account Manager-Aerospace and Defense Business Unit from 1997 to 1999. Previously, Mr. Parmley was employed by Eagle-Picher Industries, Inc., where he served in various sales and management positions from 1991 to 1997.

Mr. Anderson joined the Company in 1978 and became Vice President-Operations in 2002. Mr. Anderson served as Divisional General Manager from 2001 to 2002 and, previous to that, as General Manager of the Joplin, Missouri, facility for more than five years.

Ms. Huber joined the Company in 2004 through the acquisition of Pinnacle Electronics LLC on February 17, 2004 and became Vice President-Operations in 2005. Prior to joining LaBarge as Vice President, Ms. Huber was Chief Operating Officer of Pinnacle Electronics from 2002 to 2004. Previously, Ms. Huber was employed by Sony Electronics, Inc. in various management positions from 1992 to 2002.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation of the Chief Executive Officer and the four other most highly compensated executives who served in such capacities as of July 2, 2006, for the fiscal years indicated.

		Annual Compensation (1)		Long-Term Compensation			
				Awards (2)		*Payouts*	
Name and Principal Position	**Fiscal Year**	**($) Salary**	**($) Bonus (3)**	**($) Restricted Stock (3) (4) (5)**	**(#) Options**	**($) LTIP (3)**	**($) All Other Compensation (6)**
Craig E. LaBarge	2006	469,508	0	411,336	0	0	34,924
Chief Executive Officer	2005	455,706	398,500	416,000	62,552	0	31,177
and President	2004	420,263	405,000	0	65,000	146,800	23,461
Randy L. Buschling	2006	316,706	0	219,385	0	0	50,181
Vice President and	2005	301,416	230,000	173,339	47,750	0	41,931
Chief Operating Officer	2004	266,160	232,500	0	75,000	0	27,861
Donald H. Nonnenkamp	2006	270,010	0	137,120	0	0	42,328
Vice President,	2005	262,668	168,000	124,800	36,600	0	36,002
Chief Financial Officer	2004	237,143	172,500	0	47,000	0	25,297
and Secretary							
John R. Parmley	2006	222,131	0	87,759	0	0	42,649
Vice President -	2005	214,123	130,000	83,200	24,500	0	33,542
Sales and Marketing	2004	194,690	139,500	0	37,500	0	25,476
Vernon R. Anderson	2006	222,118	0	87,759	0	0	80,693
Vice President -	2005	214,123	139,500	83,200	24,500	0	55,924
Operations	2004	191,033	139,500	0	37,500	0	42,033

(1) Includes compensation amounts earned during the fiscal years shown, but deferred pursuant to individual deferred compensation agreements with the Company.

(2) Long Term Incentive Plan ("LTIP") awards in fiscal years 2006 and 2005 were made in Restricted Stock. Awards in fiscal year 2004 were made in Non-Qualified Stock Options. Options were granted in the year shown, but earned based upon performance for the prior year.

(3) Bonus amounts, Restricted Stock Awards and LTIP payouts are earned in the fiscal year shown and paid or awarded in the subsequent fiscal year.

(4) Restricted Stock Awards vest two years from the end of the fiscal year in which they were earned. Holders of Restricted Stock will be paid any dividends declared to outstanding common Shareholders and are eligible to vote these shares.

(5) Total of restricted stock awards in shares and their market value, respectively, at July 2, 2006: Mr. LaBarge, 57,491, $762,906; Mr. Buschling, 27,746, $368,189; Mr. Nonnenkamp, 18,331, $243,252; Mr. Parmley, 11,932 $158,338; and Mr. Anderson 11,932, $158,338.

(6) Includes the following dollar amounts by individual for the fiscal year ended July 2, 2006:

Name	Company Match on 401(k) Deferrals ($)	Interest on Deferred Compensation (a) ($)	Life Insurance Premium (b) ($)	Use of Auto ($)	Club Dues ($)	Financial Planning ($)
Craig E. LaBarge …………………	4,669	0	14,426	11,339	2,990	1,500
Randy L. Buschling ……..………	3,781	20,857	15,058	8,202	483	180
Donald H. Nonnenkamp ..…………	5,057	8,131	17,013	8,621	506	3,000
John R. Parmley ……..…………	4,518	15,457	18,427	2,768	1,479	0
Vernon R. Anderson ………………	4,414	64,800	6,887	4,592	0	0

(a) Total Interest is credited to named executives under certain Deferred Compensation Agreements. Interest credited at rates tied to prime and ranged from 10.0% to 6.25% during the fiscal year. All Deferred Compensation Agreements entered into since July 1, 2001 have provided for interest to accrue at prime.

(b) Premiums paid on Company-owned policies insuring the life of the named executive. The executive has the right to purchase the policy upon termination of employment for amount equal to the sum of the premiums paid.

OPTION GRANTS IN LAST FISCAL YEAR

The Company granted no options to any named executive during the fiscal year ended July 2, 2006.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth all stock options exercised by the named executives during the fiscal year ended July 2, 2006, and the number and value of unexercised options held by such executives at fiscal year end.

	Shares Acquired on Exercise (#)	Value Realized ($) (2)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised "In the Money" Options At Fiscal Year End ($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Craig E. LaBarge	5,950	89,373	607,293	49,856	6,125,120	341,539
Randy L. Buschling	0	0	289,783	32,785	2,882,424	211,461
Donald H. Nonnenkamp	0	0	188,153	25,117	1,856,512	157,592
John R. Parmley	0	0	154,488	16,902	1,536,583	106,416
Vernon R. Anderson	0	0	93,750	12,250	886,947	57,943

(1) Options are "in the money" if the market value of the shares covered thereby is greater than the option exercise price. Market value of a share at July 2, 2006 was $13.27.

(2) Value realized is the difference between the market value of a share on the exercise date and the exercise price per share, times the number of shares exercised.

HUMAN RESOURCES COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

LaBarge, Inc. has had an independent Human Resources Committee (the "Committee") since 1981. The Committee is made up of independent Directors appointed annually by the Board of Directors (the "Board"). The principal responsibilities of the Committee include the following:

- Review and recommend to the Board the annual salary and incentive compensation, including performance awards under the 2004 Long Term Incentive Plan, and other benefits of the Chief Executive Officer and other members of executive management.

The Company's compensation practices are designed to achieve certain fundamental objectives, including to:

- Attract and retain talented executives;
- Align executive compensation with the interests of the Stockholders;
- Foster and promote the short-term and long-term financial success of the Company;
- Materially increase Stockholder value by motivating performance through incentive compensation; and
- Encourage executive ownership in the Company.

To assist the Committee, the Company has, for more than 10 years, contracted with an independent compensation and benefits consulting firm. This firm periodically evaluates each of the key management positions within the Company. The evaluation is based upon such criteria as the size and scope of the job, specific technical and managerial skills required, and the impact of the specific job on Company results.

Using the evaluations of each job, and data on the compensation practices of over 500 industrial companies in the United States, the consultants recommend ranges for base salary and both annual and long-term incentive opportunity. The range for base salary is wide (plus or minus approximately 20% from a midpoint) to accommodate a variety of individual criteria, including competitive factors and specific job performance over time. The recommended range for incentive opportunities is also wide, plus or minus 50% from a midpoint. The Committee believes that executives should be paid a base salary that is within the recommended range. Actual incentive payments may range from zero to the recommended high point or greater, depending upon individual and Company performance. Awards under the 2004 Long Term Incentive Plan are conditioned on achieving specific net income goals over a multi-year period. In addition, executives are eligible to participate in a deferred compensation plan that allows the executive to defer a portion of his current compensation and earn interest on the balance until paid. Executives are also eligible to participate in life insurance benefits, medical insurance benefits, the Company's 401(k) plan and (except for the Chief Executive Officer) a stock purchase plan that permits purchases of Company Stock at a 15% discount to market price. Executives receive certain other perquisites as detailed in the Summary Compensation Table in this Proxy Statement.

Each year, taking into account the evaluations of the consultants, the Chief Executive Officer makes recommendations to the Committee, for its consideration, regarding proposed salary changes, annual incentive payments, and awards under the 2004 Long Term Incentive Plan, if any, for the members of senior management other than himself. The recommendations, and the Committee's evaluation of them, are based upon a variety of criteria including actual performance versus specific goals for such measures as net income, earnings per share, bookings and cash flow, as well as the accomplishment of specific important objectives and some subjective factors. All of these factors were considered in determining the 2006 salaries, annual incentive payments and awards under the 2004 Long Term Incentive Plan for the executive officers, including the Chief Executive Officer.

In determining the Chief Executive Officer's total compensation, the Committee considered Mr. LaBarge's leadership and overall contribution as Chief Executive Officer, as well as the criteria mentioned above. In particular, the following were considered by the Committee for fiscal 2006: the significant growth in Company sales, earnings and backlog over the past five years. Sales and backlog achieved records in 2006, however, the annual earnings target was not achieved in 2006 and therefore no annual incentive payment was awarded to the Chief Executive Officer (or the other members of executive management). In fiscal 2006 awards were earned and granted under the 2004 Long Term Incentive Plan and reflect the attainment of specific net income goals established under this Plan.

Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), limits the federal income tax deductibility of compensation paid to the executive officers named in the Summary Compensation Table. In fiscal year 2006, no executive officer received compensation that triggered the applicability of Section 162(m).

Committee members: Jack E. Thomas, Jr., Chairman
Robert G. Clark
Thomas A. Corcoran

AGREEMENTS WITH EXECUTIVE OFFICERS

In 2005, the Company entered into Executive Severance Agreements ("Agreement") with Messrs. Craig E. LaBarge, Randy L. Buschling, Donald H. Nonnenkamp, John R. Parmley, Vernon R Anderson, and Ms. Teresa K. Huber (collectively "the Executive Officers," or individually "the Executive Officer"). Each Agreement provides that, following a Change of Control (as defined by the Agreement), the Company will continue to employ the Executive Officer for a period not less than one year at his or her place of employment immediately prior to the Change of Control or within 50 miles thereof. During that period, the Executive Officer would be entitled to a base salary in the amount not less than the annualized base salary paid or payable to him or her during the month immediately preceding the month in which the Change of Control occurs. He or she would also be entitled to an annual bonus equal to the same percentage of his or her base salary as the average bonuses paid to the Executive Officer in each of the five fiscal years most recently ended were to his or her base salary in those years, after disregarding the highest and lowest of such percentages. The Executive Officer would also be entitled, during such one-year period, to all pension, welfare and other employee benefits, fringe benefits and perquisites in amounts and on terms no less favorable than those to which he or she was entitled on the date of the Change of Control. The Agreement also provides that, in the event of termination of the Executive Officer's employment during such one-year period for reasons other than death, disability, or Cause (as defined by the Agreement) or voluntarily by the Executive Officer without Good Reason (as defined by the Agreement), the Executive Officer would be entitled to a lump sum payment from the Company equal to the sum of: (i) his or her salary and other compensation not yet paid by the Company through the date of termination; (ii) a bonus prorated for the portion of the year through the date of termination; (iii) the product of three times the sum of (x) the Executive Officer's salary plus (y) the bonus to which he or she would have been entitled for the full fiscal year; plus (iv) accrued vacation pay. The Company would also be required to provide to the Executive Officer for three years after termination all medical, hospitalization, disability and certain other benefits in amounts and on terms not less favorable than those to which he or she was entitled at the time of termination. If the foregoing amounts were not paid when due, they would bear interest at the rate of 15% per annum. The Agreement provides for appropriate adjustments of such payments if they would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.

In 2005, the Company entered into a Competitive Practices Agreement with its Executive Officers. The Agreement restricts Executive Officers from engaging in competitive practices with the Company for a period of two years following termination of employment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the Company's executive officers serves as a Director or member of the Compensation Committee, or other Committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company's Board of Directors or the Human Resources Committee. None of the current members of the Human Resources Committee has ever been an officer or employee of the Company or any of its subsidiaries.

PROPOSAL 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP ("KPMG") has been appointed independent accountant for the Company for the fiscal year ending July 1, 2007 by the Audit Committee with the approval of the Board of Directors. KPMG has been the Company's independent accountant since 1980. Although the appointment of the independent registered public accounting firm does not require the approval of Common Stockholders, the Board of Directors believes Common Stockholders should participate in the appointment through ratification. A representative of KPMG is expected to be present at the Annual Meeting of Stockholders with the opportunity to make a statement, if he so desires, and he is expected to be available to respond to appropriate questions raised orally at the meeting.

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock casting a vote at the Annual Meeting is necessary for the ratification of the selection of the independent accountant.

INDEPENDENT AUDITORS' FEES

KPMG served as the Company's independent public accountants for the fiscal year ended July 2, 2006.

Aggregate fees for professional services rendered for the Company by KPMG for the fiscal years ended July 2, 2006 and July 3, 2005 were:

	Fiscal Year Ended	
	July 2, 2006	July 3, 2005
Audit fees	$ 394,496	$ 448,328
Audit-related fees	---	5,000
Tax fees	---	58,860
All other fees	---	---

Audit fees were for professional services rendered for the audits of the consolidated financial statements of the Company and its benefit plans, and the review of documents filed by the Company with the SEC. These fees include audit of internal controls in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-related fees were primarily for review of supplemental SEC filings.

Tax fees were related to tax compliance, tax planning and tax advice related to a number of projects.

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent auditor. This policy generally provides that the Company will not engage the independent auditor to render audit or nonaudit services unless the service is specifically approved in advance by the Audit Committee. The Audit Committee has granted the Vice President and Chief Financial Officer the authority to engage KPMG for audit-related and tax fees not exceeding $25,000. Such engagements are then formally approved by the Audit Committee at its next meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE SELECTION OF KPMG LLP FOR FISCAL 2007.

REPORT OF THE AUDIT COMMITTEE

The primary role of the Audit Committee is oversight of the Company's financial reporting process, public financial reports, internal accounting and financial controls, and the independent audit of the annual consolidated financial statements. The Board, in its business judgment, has determined that the members of the Audit Committee are "independent" and "financially literate" as required by the American Stock Exchange. In addition, the Board has determined, in its business judgment, that Lawrence J. LeGrand and Robert H. Chapman each qualify as "financial experts" as that term is defined by the Securities and Exchange Commission. The Committee acts under a charter. The Committee reviews the adequacy of the charter at least annually.

Committee members are not professionally engaged in the practice of accounting or auditing, and are not experts under the Securities Act of 1933 in either of those fields, or in auditor independence. In carrying out its responsibilities, the Committee looks to management and the independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The independent auditors are responsible for auditing the Company's consolidated financial statements and expressing an opinion as to their conformity to accounting principles generally accepted in the United States.

In the performance of its oversight function, the Audit Committee meets each quarter with management to review the Company's quarterly financial results and with the independent auditors to review the results of their quarterly review before the publication of the Company's earnings press releases. The Audit Committee assist the Board in establishing procedures for receipt and treatment of complaints received by the Company regarding accounting, internal controls and other matters, including the confidential anonymous submission by the Company's employees, received through established procedures, of any concerns regarding questionable accounting or auditing matters. The Audit Committee has reviewed and discussed with management and the independent auditors the Company's fiscal 2006 audited consolidated financial statements. Management and the independent auditors told the Audit Committee that the Company's financial statements were fairly stated in accordance with generally accepted accounting principles. The Audit Committee also has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to communication with audit committees. In addition, the Audit Committee has received from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 relating to independence discussions with audit committees and has considered whether the independent auditor's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

The Audit Committee has reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of July 2, 2006, which it made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. The Audit Committee has also reviewed and discussed with the independent auditors its attestation report on control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the year ended July 2, 2006.

The Audit Committee pre-approved all services provided by the independent auditor in fiscal 2006. Pre-approval includes audit services and other services. In some cases, the full Audit Committee provides pre-approval for up to a year, related to a particular defined task or scope of work and subject to a specific budget. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services, and the Chairman then communicates such pre-approvals to the full Audit Committee. To avoid certain potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from it independent registered public accounting firm. The Company obtains these services from other service providers as needed. See "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm" for more information regarding fees paid to the independent auditor.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved that the Company's fiscal 2006 audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended July 2, 2006 for filing with the Securities and Exchange Commission.

The Audit Committee has retained KPMG to audit the Company's financial statements for fiscal 2007.

Committee Members:	Lawrence J. LeGrand, Chairman
	Robert H. Chapman
	John G. Helmkamp, Jr.

VOTING SECURITIES AND OWNERSHIP THEREOF BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Set forth below is information as of September 22, 2006, concerning all persons known to the Company to be beneficial owners of more than 5% of the Common Stock outstanding on the Record Date, and beneficial ownership of Common Stock by each Director and nominee for Director of the Company, each named executive officer of the Company and all executive officers and Directors as a group (unless otherwise indicated, such ownership represents sole voting and sole investment power).

Name and Address of Beneficial Owners (1)	Shares Beneficially Owned	Percent of Class
Directors and Executive Officers:		
Vernon R. Anderson	178,022- (2) (4) (5)	1.1%
Randy L. Buschling	356,059 - (2) (4) (5)	2.1%
Robert H. Chapman	4,285	*
Robert G. Clark	8,385	*
Thomas A. Corcoran	1,500 - (5)	*
John G. Helmkamp, Jr.	355,196 - (3)	2.1%
Teresa K. Huber	29,757 - (2) (4) (5)	*
Craig E. LaBarge	2,502,865 - (2) (4) (5) (6) (7) (8)	15.0%
Lawrence J. LeGrand	1,232,493 - (9) (10)	7.4%
Donald H. Nonnenkamp	1,105,321 - (2) (4) (5)	6.6%
John R. Parmley	201,985 - (2) (4) (5)	1.2%
Jack E. Thomas, Jr.	3,685	*
All executive officers and Directors as a group	4,947,709 (2)	30.0%
5% Stockholders:		
Sanfurd G. Bluestein, M.D. 309 Upper Mountain Avenue Upper Montclair, NJ 07043-1015	1,582,600 - (11)	9.5%
Leo V. Garvin, Jr. c/o Plancorp, Inc. 1350 Timberlake Manor Parkway Suite 100 Chesterfield MO 63017	1,227,493 - (10)	7.3%
Joanne V. Lockard c/o Plancorp, Inc. 1350 Timberlake Manor Parkway Suite 100 Chesterfield MO 63017	1,239,343 - (10) (12)	7.4%

* Less than 1%

(1) The address of each executive officer and Director is c/o LaBarge, Inc., 9900 Clayton Road, St. Louis, Missouri, 63124.

(2) Includes options exercisable within 60 days for the following number of shares under the 1993 and 1995 Incentive Stock Option Plans and the 1999 Non-Qualified Plan: Mr. Anderson – 106,000; Mr. Buschling – 322,568; Ms. Huber – 15,000; Mr. LaBarge – 657,152; Mr. Nonnenkamp – 213,270; Mr. Parmley – 171,390. All executive officers and Directors as a group – 1,485,380 shares.

(3) Includes 2,600 shares held by Mr. Helmkamp's spouse in her name, 3,911 shares in her IRA and 22,000 shares held in a trust, of which she acts as trustee. Also includes 45,300 shares held in three trusts for the benefit of Mr. Helmkamp's children and 43,5000 shares held in a charitable remainder trust; Mr. Helmkamp is trustee of the aforesaid trusts. Mr. Helmkamp disclaims beneficial ownership of all these shares.

(4) Includes the following number of shares held in employee contribution and Company match accounts, respectively, of the Benefit Plan: Mr. Anderson, 43,335 and 16,255; Mr. Buschling, 0 and 5,745; Ms. Huber, 0 and 745; Mr. LaBarge, 105,009 and 125,943; Mr. Nonnenkamp, 0 and 4,691; and Mr. Parmley, 0 and 5,745. The named persons have sole voting power with respect to shares held in their contribution and (except as noted below) employer match accounts, sole dispositive power with respect to shares held in their contribution accounts and no dispositive power with respect to shares held in their Company match accounts. In addition, Messrs. LaBarge and Nonnenkamp, as administrators of the Benefit Plan, have shared dispositive power and no voting power (except for shares held in their own accounts) as to 872,720 shares held in the employer match accounts of the Benefit Plan. Messrs. LaBarge and Nonnenkamp disclaim beneficial ownership of all shares held in the Company match accounts of employees other than themselves.

(5) Includes the following number of shares awarded under the 2004 Long Term Incentive Plan that are restricted until July 1, 2007: Mr. Anderson, 5,000; Mr. Buschling, 10,417; Ms. Huber, 3,334; Mr. LaBarge, 25,000; Mr. Nonnenkamp, 7,500; Mr. Parmley, 5,000; and for Mr. Corcoran, 1,500 shares restricted until August 24, 2007. Also includes the following shares awarded under the 2004 Long Term Incentive Plan that are restricted until July 2, 2008: Mr. Anderson, 6,932; Mr. Buschling, 17,329; Ms. Huber, 5,178; Mr. LaBarge, 32,491; Mr. Nonnenkamp, 10,831; and Mr. Parmley, 6,932.

(6) Includes 70,548 shares held by Mr. LaBarge's spouse in her name, 34,000 shares held in her IRA, and 14,702 shares as custodian for their two children. Mr. LaBarge disclaims beneficial ownership of these shares.

(7) Includes 18,172 shares held by a trust for two children of Mr. LaBarge. Mr. LaBarge is a co-trustee and disclaims beneficial ownership.

(8) Includes 653,071 shares owned in Mr. LaBarge's individual capacity and 20,000 shares held in his IRA.

(9) Includes 5,000 shares held in Mr. LeGrand's individual capacity.

(10) Includes 700,000 shares of common stock held by the Pierre L. LaBarge Pledge Trust for which Ms. Lockard and Messrs. Garvin and LeGrand, as personal representatives of Pierre L. LaBarge's estate, each has shared voting and shared dispositive power. Also includes 527,493 shares of common stock held in eight trusts for the benefit of the descendants of Pierre L. LaBarge. Ms. Lockard and Messrs. Garvin and LeGrand serve as co-trustees for each of these trusts. Each of the co-trustees has shared voting and shared dispositive power.

(11) Information submitted on Schedule 13G filed February 8, 2005.

(12) Includes 4,406 shares owned jointly with Ms. Lockard's spouse as to which she has shared voting and dispositive power and 7,444 shares held in the Company's 401(k) plan as to which she has sole voting power.

SECTION 16(A) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's Directors, executive officers and beneficial owners of more than 10% of the Company's outstanding shares of Common Stock file reports on Forms 3, 4 and 5 with the SEC and the American Stock Exchange to report their holdings of the Company's shares and changes thereto.

Based on its review of copies of such forms received by it and written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, the Company believes that during fiscal 2006 all filing requirements were timely complied with except that one Form 4 for Thomas A. Corcoran failed to file timely to report the acquisition of 1,500 shares. Subsequently, the required Form 4 was filed in fiscal 2007.

PERFORMANCE GRAPH

Five-Year Total Return. The following graph compares the cumulative total Stockholder return (stock price appreciation plus dividends) on the Company's Common Stock with the cumulative total return of the American Stock Exchange market value and a peer group for the period indicated.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
AMONG LABARGE, INC., THE AMEX MARKET VALUE (U.S. & FOREIGN) INDEX
AND A PEER GROUP


DOLLARS
700
600
500
400
300
200
100
0
6/01
6/02
6/03
6/04
6/05
6/06
LABARGE, INC.
AMEX MARKET VALUE (U.S. & FOREIGN)
PEER GROUP

* Assumes $100 invested on 6/30/01 in stock or index, including reinvestment of dividends and a fiscal year ending June 30.

The peer group is comprised of KeyTronic Corporation, Sigmatron International Inc., Sparton Corporation, Suntron Corporation, Sypris Solutions Inc. and Three-Five Systems Inc.

STOCKHOLDER PROPOSALS FOR NEXT YEAR

Any Stockholder proposal to be considered for inclusion in the Proxy Statement for the next Annual Meeting, which is expected to be held in November 2007, must be received by the Company in writing at its principal office at the address listed on page 1 hereof no later than June 15, 2007. The deadline for written notice of a proposal for which the Stockholder will conduct his or her own solicitation is August 29, 2007.

SEC FORM 10-K

Stockholders may obtain a copy of the Company's Annual Report on Form 10-K without charge by writing to the Secretary at the address listed on page 1 or by visiting the Company's Web site at *www.labarge.com.*

CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, officers and employees. This Code of Ethics can be viewed on the Company's Web site at *www.labarge.com.* Any future amendments or waivers of the Code of Ethics will be promptly disclosed on the Company's Web site.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors of the Company does not intend to present, nor has it been informed that other persons intend to present, any matters for action at the Annual Meeting, other than those specifically referred to herein. If, however, any other matters should properly come before the Annual Meeting, it is the intention of the persons named on the Proxy Card to vote the shares represented thereby in accordance with their judgment as to the best interest of the Company on such matters.

By Order of the Board of Directors LaBarge, Inc.,



Donald H. Nonnenkamp
Vice President, Chief Financial Officer and Secretary

St. Louis, Missouri
October 16, 2006

Charles F. Knight Executive Education Center
John M. Olin School of Business at Washington University in St. Louis

From I-70 (or Lambert International Airport):
Go south on I-170 to the Delmar exit.
Turn left (east) on Delmar, continue to Big Bend Boulevard.
Turn right (south) onto Big Bend Boulevard and continue for .4 miles to Snow Way.
Turn left (east) onto campus driveway Snow Way and continue to Throop Drive.
Turn left (north) onto Throop Drive to the garage.
The Charles F. Knight Center is located across from the parking garage on the south side of Throop Drive.
Please park in the parking garage and proceed into the main entrance of the Charles F. Knight Center.

From I-64 (Hwy 40), heading west (from downtown St. Louis):
Take the Skinker/Clayton Road exit and turn right (north) onto Skinker Boulevard (the cross street at the end of the exit ramp).
Travel north on Skinker Boulevard for approximately .8 of a mile.
Turn left (west) on Forsyth.
Continue west on Forsyth for approximately .6 of a mile.
Turn Right (north) onto Big Bend Boulevard and continue for .1 miles to campus driveway Snow Way.
Turn right (east) onto campus driveway Snow Way and continue for .2 miles.
Turn left (north) onto campus driveway Throop Drive at the stop sign then turn right into the parking garage.
The Charles F. Knight Center is located across from the parking garage on the south side of Throop Drive.
Please park in the parking garage and proceed into the main entrance of the Charles F. Knight Center.

From I-64 (Hwy 40), heading east (from west county):
Take Exit 33D-McCausland and turn left (north) onto McCausland Avenue.
Continue north on McCausland Avenue (name changes to Skinker Boulevard) for approximately 1 mile to Forsyth Boulevard.
Turn left (west) onto Forsyth.
Continue west on Forsyth for approximately .6 of a mile.
Turn right (north) onto Big Bend Boulevard and continue for .1 miles to campus driveway Snow Way.
Turn right (east) onto campus driveway Snow Way and continue for .2 miles.
Turn left (north) onto campus driveway Throop Drive at the stop sign then turn right into the parking garage.
The Charles F. Knight Center is located across from the parking garage on the south side of Throop Drive.
Please park in the parking garage and proceed into the main entrance of the Charles F. Knight Center.

